UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2010
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended September 30 of
Fiscal Year 2010

Luxottica Group S.p.A.
Headquarters and registered office    •    via Cantù 2, 20123 Milan, Italy
 Capital Stock € 27,913,348.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM FINANCIAL RESULTS
AS OF SEPTEMBER 30, 2010
(UNAUDITED)

        The following discussion should be read in conjunction with the disclosure contained in (1) our Annual Report on Form 20-F for the year ended December 31, 2009, which contains, among other things, a discussion of the risks and uncertainties that could affect our business, future operating results or financial condition and (2) our press release issued on April 16, 2010 relating to the Company's transition to financial reporting in accordance with IAS/IFRS in its financial communications, both of which are available on the Company's website at www.luxottica.com.

1.     OPERATING PERFORMANCE FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

        During the third quarter of 2010, the Company's solid growth continued to contribute towards excellent results thanks to the intense work of both retail and manufacturing and wholesale distribution segments, the strength of its brands and the success of commercial initiatives in all the main geographic areas in which the Group operates. Net income for the quarter topped the Euro 100 million mark, with net sales approaching Euro 1.5 billion.

        During the third quarter of the year, the Company successfully achieved very positive results in most of the geographic regions in which it operates. The manufacturing and wholesale distribution segment made a decisive contribution to these results with its continued growth in both more mature markets, such as the United States and Europe, and in emerging markets, where net sales increased by more than 20 percent for the fourth consecutive quarter, with increases of approximately 40 percent seen in India and South Korea.

        The Group also posted very positive results at LensCrafters, which returned to its position as a leader in the North American optical retail sector, and at Sunglass Hut, today more than ever, the world's leading sun specialty stores chain.

        In the third quarter of 2010, net sales increased by 19.7 percent at current exchange rates and by 8.6 percent at constant exchange rates1 to Euro 1,464.7 million, from Euro 1,223.3 million in the third quarter of 2009. In the first nine months, net sales increased by 13.1 percent to Euro 4,451.5 million, from Euro 3,937.2 million in the first nine months of 2009.

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the nine-month period ended September 30, 2009. Please refer to Attachment 1 for further details on exchange rates.

        EBITDA2 increased over the previous year by 25.6 percent to Euro 263.5 million, from Euro 209.8 million in the third quarter of 2009. In the first nine months of 2010, EBITDA increased from Euro 711.3 million for the first nine months of 2009 to Euro 841.5 million (equal to 18.3 percent increase) for the same period in 2010.

          2  For a further discussion of EBITDA, see page [16]—"Non-IAS/IFRS Measures."

        Operating income was Euro 186.4 million for the third quarter of 2010 (Euro 139.6 million for the same period last year, equal to an increase of 33.6 percent), while the Company's operating margin improved from 11.4 percent in the third quarter of 2009 to 12.7 percent for the same period in 2010. In the first nine months of the year, operating income amounted to Euro 616.0 million, up 23.9 percent from Euro 497.0 million posted for the same period last year.

        Net income for the third quarter of 2010 increased to Euro 101.9 million (up by 34.5 percent from Euro 75.8 million for the same period in 2009), resulting in earnings per share (EPS) of Euro 0.22 (at an average Euro/Dollar exchange rate of 1.2910). In the first nine months of the year, net income amounted to Euro 347.1 million, up 28.6 percent from Euro 269.9 million posted for the same period last year, resulting in EPS of Euro 0.76 (at an average Euro/Dollar exchange rate of 1.3145).

        For the third quarter of 2010, once again, the Group generated excellent positive free cash flow3 (more than Euro 250 million). Net debt as of September 30, 2010, amounted to Euro 2,269 million (Euro 2,337 million at the end of 2009), with a ratio of net debt to EBITDA4 of 2.3X as compared with 2.7X at the end of 2009.

          3  For a further discussion of free cash flow, see page [16]—"Non-IAS/IFRS Measures."

          4  For a further discussion of net debt to EBITDA ratio, see page [16]—"Non-IAS/IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2010

January

        On January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") completed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is U.S. $50 million for each of the Series D and Series E Notes and U.S. $75 million for the Series F Notes. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

February

        On February 8, 2010, we announced that we formed a long-term joint venture for the Australian and New Zealand markets with Essilor International. The joint venture will manage Eyebiz Pty Limited, Luxottica's Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of our retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

March

        On March 31, 2010, we announced a three-year renewal of our exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

        On March 31, 2010, we announced a five-year extension of the license agreement with Retail Brand Alliance, Inc. for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The term of the new agreement is through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

April

        On April 16, 2010, we announced that starting with fiscal year 2010 and for all future reporting periods we will report in all financial communications, including reports to the United States Securities and Exchange Commission ("SEC"), our financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IAS/IFRS"). Up to and including the 2009 fiscal year, we had been reporting our financial results in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        Since 2005, we have also been preparing consolidated financial statements in Italy in accordance with IFRS as required by Italian law and have provided the financial community with a reconciliation of our U.S. GAAP and IFRS results on a quarterly basis.

        At the Stockholders' Meeting on April 29, 2010, the stockholders approved the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59 percent increase. The aggregate dividend amount was approximately Euro 160 million.

May

        On May 27, 2010, we announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The term of the new agreement is from January 1, 2011 to December 31, 2020.

        In May 2010, we completed the acquisition of the 35.16 percent interest held by minority stockholders in Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi, ("Luxottica Turkey") our Turkey-based subsidiary, for approximately Euro 61.8 million, bringing our ownership in this subsidiary to 100 percent.

July

        On May 30, 2010, we completed the acquisition of the 34.0 percent interest held by minority stockholders in Sunglass Hut (UK) Limited one of our English subsidiaries, for approximately GBP 27.8 million, bringing our ownership in this subsidiary to 100 percent.

September

        On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2010. The proceeds from the Notes, received on September 30, 2010, were used for general corporate purposes.

        During the first nine months of 2010, we purchased on the Mercato Telematico Azionario ("MTA") 2,633,726 of our ordinary shares at an average price of Euro 19.62 per share, for a total amount of Euro 51,662,674, pursuant to the stock purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009.

        In parallel, our subsidiary, Arnette Optic Illusions, Inc., sold during the same period on the MTA 2,527,473 of our treasury stock at an average price of Euro 19.59 per share, for a total amount of Euro 49,523,072.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.1 billion in 2009, approximately 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Condensed Consolidated Quarterly Financial Report as of September 30, 2010 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3662 in the first nine months of 2009 to Euro 1.00 = U.S. $1.3145 in the same period of 2010. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations are susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)

In accordance with IAS/IFRS

	Nine months ended September 30,

	2010	% of net sales	2009	% of net sales
	(Thousands of Euro)

Net sales	4,451,542	100.0%	3,937,233	100.0%
Cost of sales	1,529,395	34.4%	1,352,480	34.4%

Gross profit	2,922,148	65.6%	2,584,752	65.6%

Selling	1,427,794	32.1%	1,281,290	32.5%
Royalties	74,512	1.7%	74,509	1.9%
Advertising	286,455	6.4%	245,410	6.2%
General and administrative	454,547	10.2%	425,227	10.8%
Intangibles amortization	62,829	1.4%	61,266	1.6%
Total operating expenses	2,306,136	51.8%	2,087,703	53.0%

Income from operations	616,012	13.8%	497,049	12.6%

Other income/(expense)
Interest income	5,824	0.1%	4,322	0.1%
Interest expense	(78,500)	1.8%	(79,307)	2.0%
Other—net	(5,872)	0.1%	(1,905)	0.0%

Income before provision for income taxes	537,464	12.1%	420,159	10.7%

Provision for income taxes	(186,202)	4.2%	(145,308)	3.7%

Net income	351,262	7.9%	274,852	7.0%

Attributable to
—Luxottica Group stockholders	347,077	7.8%	269,869	6.9%
—noncontrolling interests	4,185	0.1%	4,983	0.1%

NET INCOME	351,262	7.9%	274,852	7.0%

        Net Sales.    Net sales increased by Euro 514.3 million, or 13.1 percent, to Euro 4,451.5 million in the first nine months of 2010 from Euro 3,937.2 million in the same period of 2009. Euro 216.5 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first nine months of 2010 as compared to the same period in 2009 and to increased sales in the retail distribution segment of Euro 297.8 million for the same period.

        Net sales for the retail distribution segment increased by Euro 297.8 million, or 12.3 percent, to Euro 2,728.6 million in the first nine months of 2010, from Euro 2,430.8 million in the same period in 2009. The increase in net sales for the period was partially attributable to a 4.0 percent improvement in comparable store sales5. In particular, we saw a 6.2 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 12.3 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we

          5  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 154.0 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 216.5 million, or 14.4 percent, to Euro 1,722.9 million in the first nine months of 2010 from Euro 1,506.5 million in the same period in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Bvlgari. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 72.8 million.

        In the first nine months of 2010, net sales in the retail distribution segment accounted for approximately 61.3 percent of total net sales, as compared to approximately 61.7 percent of total net sales for the same period in 2009. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 14.4 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment for the first nine months of 2010 as compared to the same period of 2009, which exceeded a 12.3 percent increase in net sales in the retail distribution segment for the first nine months of 2010 as compared to the same period of 2009.

        In the first nine months of 2010, net sales in our retail distribution segment in the United States and Canada comprised 83.3 percent of our total net sales in this segment as compared to 83.7 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 7.5 percent to U.S. $2,987.5 million in the first nine months of 2010, from U.S. $2,778.0 million for the same period in 2009, due to sales volume increases. During the first nine months of 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 16.7 percent of our total net sales in the retail distribution segment and increased by 14.7 percent to Euro 455.9 million in the first nine months of 2010, from Euro 397.4 million, or 16.3 percent of our total net sales in the retail distribution segment for the same period in 2009, mainly due to positive currency fluctuation effects.

        In the first nine months of 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 838.2 million, comprising 48.7 percent of our total net sales in this segment, compared to Euro 766.4 million, or 50.9 percent of total net sales in the segment, for the same period in 2009. The increase in net sales in Europe of Euro 71.8 million in the first nine months of 2010 as compared to the same period of 2009 constituted a 9.4 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $558.7 million and comprised 24.7 percent of our total net sales in this segment for the first nine months of 2010, compared to U.S. $520.2 million, or 25.3 percent of total net sales in the segment, for the same period of 2009. The increase in net sales in the United States and Canada of U.S. $38.5 million, or 7.4 percent, in the first nine months of 2010 compared to the same period of 2009, was primarily due to a general increase in consumer demand. In the first nine months of 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 459.7 million, comprising 26.7 percent of our total net sales in this segment, compared to Euro 359.3 million, or 23.9 percent of our net sales in this segment, in the same period of 2009. The increase of Euro 100.4 million, or 27.9 percent, in the first nine months of 2010 as compared to the same period of 2009, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 176.9 million, or 13.1 percent, to Euro 1,529.4 million in the first nine months of 2010, from Euro 1,352.5 million in the same period of

2009, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was flat at 34.4 percent in the first nine months of 2010 and 2009. In the first nine months of 2010, the average number of frames produced daily in our facilities increased to approximately 237,200 as compared to about 204,600 in the same period of 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 337.4 million, or 13.1 percent, to Euro 2,922.1 million in the first nine months of 2010 from Euro 2,584.8 million for the same period of 2009. As a percentage of net sales, gross profit was flat at 65.6 percent in the first nine months of 2010 and 2009, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 218.4 million, or 10.5 percent, to Euro 2,306.1 million in the first nine months of 2010 from Euro 2,087.7 million in the same period of 2009, primarily due to the currency fluctuation effects, in particular due to the strengthening of the U.S. dollar and Australian dollar against the Euro. As a percentage of net sales, operating expenses decreased to 51.8 percent in the first nine months of 2010, from 53.0 percent in the same period of 2009.

        Selling and advertising expenses (including royalty expenses) increased by Euro 187.6 million, or 11.7 percent, to Euro 1,788.8 million in the first nine months of 2010, from Euro 1,601.2 million in the same period of 2009. Selling expenses increased by Euro 146.5 million, or 11.4 percent. Advertising expenses increased by Euro 41.0 million, or 16.7 percent. Royalties remained flat. As a percentage of net sales, selling and advertising expenses decreased to 40.2 percent in the first nine months of 2010, compared to 40.7 percent for the same period of 2009, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs and fixed employee selling costs.

        General and administrative expenses, including intangible asset amortization increased by Euro 30.9 million, or 6.3 percent, to Euro 517.4 million in the first nine months of 2010 as compared to Euro 486.5 million in the same period of 2009, mainly due to currency fluctuation effects.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 119.0 million, or 23.9 percent, to Euro 616.0 million in the first nine months of 2010 from Euro 497.0 million in the same period of 2009. As a percentage of net sales, income from operations increased to 13.8 percent in the first nine months of 2010, from 12.6 percent in the same period of 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (78.5) million in the first nine months of 2010 as compared to Euro (76.9) million in the same period of 2009. Net interest expense was Euro 72.7 million in the first nine months of 2010 as compared to Euro 75.0 million in the same period of 2009. The decrease was mainly due to an improvement in our ability to generate cash which resulted in a decrease in our total indebtedness and its related cost.

        Net Income.    Income before taxes increased by Euro 117.3 million, or 27.9 percent, to Euro 537.5 million in the first nine months of 2010, from Euro 420.2 million in the same period of 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 12.1 percent in the first nine months of 2010, from 10.7 percent in the same period of 2009. Net income attributable to noncontrolling interests decreased to Euro 4.2 million in the first nine months of 2010 as compared to Euro 5.0 million in the same period of 2009. Our effective tax rate was 34.6 percent in the first nine months of 2010 and 2009.

        Net income attributable to Luxottica Group stockholders increased by Euro 77.2 million, or 28.6 percent, to Euro 347.1 million in the first nine months of 2010, from Euro 269.9 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.8 percent in the first nine months of 2010, from 6.9 percent in the same period of 2009.

        Basic earnings per share were Euro 0.76 in the first nine months of 2010 as compared to Euro 0.59 in the same period of 2009. Diluted earnings per share were Euro 0.75 in the first nine months of 2010 as compared to Euro 0.59 in the same period of 2009.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)

In accordance with IAS/IFRS

	Three months ended September 30,

	2010	% of net sales	2009	% of net sales
	(Thousands of Euro)

Net sales	1,464,732	100.0%	1,223,272	100.0%
Cost of sales	499,849	34.1%	420,784	34.4%

Gross profit	964,883	65.9%	802,488	65.6%

Selling	490,264	33.5%	412,049	33.7%
Royalties	22,012	1.5%	20,342	1.7%
Advertising	89,967	6.1%	73,246	6.0%
General and administrative	154,907	10.6%	137,217	11.2%
Intangibles amortization	21,297	1.5%	20,071	1.6%
Total operating expenses	778,447	53.1%	662,925	54.2%

Income from operations	186,436	12.7%	139,563	11.4%

Other income/(expense)
Interest income	2,543	0.2%	954	0.1%
Interest expense	(26,929)	1.8%	(29,663)	2.4%
Other—net	(1,120)	0.1%	2,087	0.2%

Income before provision for income taxes	160,929	11.0%	112,941	9.2%

Provision for income taxes	(58,229)	4.0%	(36,142)	3.0%

Net income	102,700	7.0%	76,800	6.3%

Attributable to
—Luxottica Group stockholders	101,934	7.0%	75,784	6.2%
—noncontrolling interests	766	0.0%	1,016	0.1%

NET INCOME	102,700	7.0%	76,800	6.3%

        Net Sales.    Net sales increased by Euro 241.5 million, or 19.7 percent, to Euro 1,464.7 million during the three-month period ended September 30, 2010, from Euro 1,223.3 million in the same period of 2009. Euro 88.8 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment during the three-month period ended September 30, 2010 as compared to the same period in 2009 and to the increase in net sales in the retail distribution segment of Euro 152.7 million for the same period.

        Net sales for the retail distribution segment increased by Euro 152.7 million, or 19.2 percent, to Euro 946.5 million during the three-month period ended September 30, 2010, from Euro 793.8 million in the same period in 2009. The increase in net sales for the period was partially attributable to an approximately 5.6 percent improvement in comparable store sales6. In particular, we saw an 8.1 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 12.4 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 101.1 million.

          6  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 88.8 million, or 20.7 percent, to Euro 518.3 million during the three-month period ended September 30, 2010, from Euro 429.5 million in the same period in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Dolce & Gabbana. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar as well as other minor currencies, including but not limited to the Brazilian Real, the Canadian Dollar and the Japanese Yen compared to the Euro, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 35.7 million.

        During the three-month period ended September 30, 2010, net sales in the retail distribution segment accounted for approximately 64.6 percent of total net sales as compared to approximately 64.9 percent of total net sales for the same period in 2009. This decrease in sales for the retail distribution segment as a percentage of total net sales in the three-month period ended September 30, 2010 was primarily attributable to a 20.7 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment as compared to the same period of 2009, which exceeded an increase of 19.2 percent in the retail distribution segment as compared to the same period of 2009.

        During the three-month period ended September 30, 2010, net sales in our retail distribution segment in the United States and Canada comprised 83.7 percent of our total net sales in this segment as compared to 82.8 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 8.3 percent to U.S. $1,023.5 million during the three-month period ended September 30, 2010, from U.S. $944.8 million for the same period in 2009, due to sales volume increases. During the three-month period ended September 30, 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 16.3 percent of our total net sales in the retail distribution segment and increased by 12.7 percent to Euro 154.0 million during the three-month period ended September 30, 2010, from Euro 136.6 million, or 17.2 percent, for the same period in 2009, mainly due to positive currency fluctuation effects.

        During the three-month period ended September 30, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 216.2 million, comprising 41.7 percent of our total net sales in this segment, compared to Euro 192.1 million, or 44.7 percent of total net sales in the segment, in the same period in 2009. The increase in net sales in Europe of Euro 24.1 million, or 12.6 percent, during the three-month period ended September 30, 2010, compared to the same period of 2009, was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $192.5 million and comprised 28.7 percent of our total net sales in this segment during the three-month period ended September 30, 2010, compared to U.S. $176.5 million, or 28.6 percent of total net sales in the segment, in the same period of 2009. The increase in net sales in the United States and Canada of U.S. $16.0 million, or 9.1 percent, during the three-month period ended September 30, 2010, compared to the same period of 2009, was primarily due to a general increase in consumer demand. During the three-month period ended September 30, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 153.0 million, comprising 29.5 percent of our total net sales in this segment, compared to Euro 114.7 million in the same period of 2009, or 26.7 percent of our net sales in this segment, which increase was primarily due to a general increase in consumer demand as well as positive currency fluctuation effects.

        Cost of Sales.    Cost of sales increased by Euro 79.1 million, or 18.8 percent, to Euro 499.8 million during the three-month period ended September 30, 2010, from Euro 420.8 million in the same period of 2009. As a percentage of net sales, cost of sales decreased to 34.1 percent during the three-month period ended September 30, 2010 as compared to 34.4 percent in the same period of 2009, primarily due to the positive effect of the selling price mix, that resulted from increased sales of higher margin products. During the three-month period ended September 30, 2010, the average number of frames produced daily in our facilities increased to approximately 246,000 as compared to 216,900 in the same period of 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 162.4 million, or 20.2 percent, to Euro 964.9 million during the three-month period ended September 30, 2010, from Euro 802.5 million in the same period of 2009. As a percentage of net sales, gross profit increased to 65.9 percent during the three-month period ended September 30, 2010, from 65.6 percent in the same period of 2009, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 115.5 million, or 17.4 percent, to Euro 778.4 million during the three-month period ended September 30, 2010, from Euro 662.9 million in the same period of 2009, mainly due to currency fluctuation effects, in particular the strengthening of the U.S. dollar and the Australian dollar against the Euro. As a percentage of net sales, operating expenses decreased to 53.1 percent during the three-month period ended September 30, 2010, from 54.2 percent in the same period of 2009, primarily due to an increase in sales while maintaining strong cost controls over general and administrative expenses.

        Selling and advertising expenses (including royalty expenses) increased by Euro 96.6 million, or 19.1 percent, to Euro 602.2 million during the three-month period ended September 30, 2010, from Euro 505.6 million in the same period of 2009. Selling expenses increased by Euro 78.2 million, or 19.0 percent. Advertising expenses increased by Euro 16.7 million, or 22.8 percent. Royalties increased by Euro 1.7 million, or 8.2 percent. As a percentage of net sales, selling and advertising expenses were at 41.1 percent during the three-month period ended September 30, 2010, compared to 41.3 percent for the same period of 2009.

        General and administrative expenses, including intangible asset amortization, increased to Euro 176.2 million during the three-month period ended September 30, 2010, compared to Euro 157.3 million in the same period of 2009. As a percentage of net sales, general and administrative expenses decreased from 12.9 percent to 12.0 percent.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 46.9 million, or 33.6 percent, to Euro 186.4 million during the three-month period ended September 30, 2010, from Euro 139.6 million in the same period of 2009. As a percentage of net sales, income from operations increased to 12.7 percent during the three-month period ended September 30, 2010, from 11.4 percent in the same period of 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (25.5) million during the three-month period ended September 30, 2010, compared to Euro (26.6) million in the same period of 2009. Net interest expense decreased to Euro 24.4 million during the three-month period ended September 30, 2010, compared to Euro 28.7 million in the same period of 2009, mainly attributable to an improvement in our ability to generate cash, which resulted in a decrease in our total indebtedness and its related cost.

        Net Income.    Income before taxes increased by Euro 48.0 million, or 42.5 percent, to Euro 160.9 million during the three-month period ended September 30, 2010, from Euro 112.9 million in the same period of 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 11.0 percent during the three-month period ended September 30, 2010, from 9.2 percent in the same period of 2009. Net income attributable to noncontrolling interests decreased to Euro 0.8 million during the three-month period ended September 30, 2010, compared to Euro 1.0 million in the same period of 2009. Our effective tax rate was 36.2 percent during the three-month period ended September 30, 2010, compared to 32.0 percent in the same period of 2009.

        Net income attributable to Luxottica Group stockholders increased by Euro 26.1 million, or 34.5 percent, to Euro 101.9 million during the three-month period ended September 30, 2010, from Euro 75.8 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.0 percent during the three-month period ended September 30, 2010, from 6.2 percent in the same period of 2009.

        Basic earnings per share were Euro 0.22 during the three-month period ended September 30, 2010 as compared to Euro 0.17 in the same period of 2009. Diluted earnings per share were Euro 0.22 during the three-month period ended September 30, 2010, compared to Euro 0.17 in the same period of 2009.

OUR CASH FLOWS (UNAUDITED)

In Accordance with IAS/IFRS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of September 30, 2010	As of September 30, 2009
		(unaudited) (Thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	380,081	288,450
B)	Cash provided by operating activities	589,717	641,398
C)	Cash used in investing activities	(261,620)	(156,487)
D)	Cash used in financing activities	(310,816)	(437,019)
	Change in bank overdrafts	71,321	(12,711)
	Effect of exchange rate changes on cash and cash equivalents	14,260	7,568
E)	Net change in cash and cash equivalents	102,862	42,749

F)	Cash and cash equivalents at the end of the period	482,943	331,199

        Operating Activities.    Our cash provided by operating activities was Euro 589.7 million and Euro 641.4 million for the first nine months of 2010 and 2009, respectively. The Euro 51.7 million decrease for the first nine months of 2010 as compared to the same period in 2009 was primarily attributable to:

  •
  Cash (used in)/generated by accounts receivable of Euro (20.7) million in the first nine months of 2010, compared to Euro 3.3 million in the same period of 2009. This change was primarily due to an increase in sales volume in the first nine months of 2010 as compared to the same period of 2009.

  •
  Cash (used)/generated by inventory of Euro (16.1) million in the first nine months of 2010 as compared to Euro 43.4 million in the same period of 2009. This change was mainly due to increased production in our Italian manufacturing facilities.

  •
  Cash used in accounts payable of Euro (29.0) million in the first nine months of 2010 compared to Euro (51.9) million in the same period of 2009. This change is mainly due to increased purchases at our Italian manufacturing facilities, while maintaining our vendor payment terms.

  •
  Cash generated by other assets/liabilities of Euro 9.5 million in the first nine months of 2010 as compared to Euro 128.8 million in the same period of 2009. The cash generated in the first nine months of 2009 was primarily due to (i) the collection of certain tax receivables relating to certain U.S. subsidiaries of Euro 47.6 million and (ii) the use of certain tax receivables of Euro 73.2 million to offset the tax liabilities for the period.

  •
  Cash generated by income taxes payable of Euro 65.3 million in the first nine months of 2010 as compared to Euro 0.6 million in the same period of 2009. This change was mainly due to higher tax receivables attributable to certain U.S. and Italian subsidiaries, which offset the tax payables in 2009, and to the more positive results, upon which the tax payables were determined, in the first nine months of 2010 as compared to 2009.

        Investing Activities.    Our cash used in investing activities was Euro (261.6) million for the first nine months of 2010 as compared to Euro (156.5) million for the same period in 2009. The cash used in investing activities primarily consisted of (i) Euro (139.3) million in capital expenditures in the first nine months of 2010 as compared to Euro (131.1) million in the same period of 2009, (ii) Euro (20.7) million for the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional S.L., which occurred in the first nine months of 2010, (iii) Euro (61.8) million for the purchase of the remaining non-controlling interests in Luxottica Turkey, and (iv) Euro (32.4) million for the purchase of the remaining non-controlling interests of Sunglass Hut (UK).

        Financing Activities.    Our cash used in financing activities for the first three months of 2010 and 2009 was Euro (310.8) million and Euro (437.0) million, respectively. Cash (used in)/ provided by financing activities for the first nine months of 2010 consisted primarily of the proceeds of Euro 383.0 million from long-term debt borrowings, of dividend payments of Euro (169.6) million and of Euro (506.1) million used to repay long-term debt expiring during the first nine months of 2010. Cash (used in)/ provided by financing activities for the first nine months of 2009 consisted primarily of the proceeds of Euro 535.0 million from long-term debt borrowings, Euro (54.6) million to repay bank overdrafts and Euro (912.7) million in cash used to repay long-term debt expiring during the first nine months of 2009.

OUR CONSOLIDATED BALANCE SHEET

In accordance with IAS/IFRS

	September 30, 2010 (unaudited)	December 31, 2009 (audited)
	(Thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	482,943	380,081
Accounts receivable—net	665,332	618,884
Inventories—net	562,047	524,663
Other assets	193,255	198,365

Total current assets	1,903,577	1,721,993
NON CURRENT ASSETS:
Property, plant and equipment—net	1,167,933	1,149,972
Goodwill	2,840,250	2,688,835
Intangible assets—net	1,152,675	1,149,880
Investments	51,454	46,317
Other assets	149,085	147,591
Deferred tax assets	380,304	356,706

Total non-current assets	5,741,701	5,539,301

TOTAL ASSETS	7,645,278	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	221,956	148,951
Current portion of long-term debt	135,142	166,279
Accounts payable	415,576	434,604
Income taxes payable	88,044	11,204
Other liabilities	515,087	554,136

Total current liabilities	1,375,805	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	2,394,627	2,401,796
Liability for termination indemnity	42,755	44,633
Deferred tax liabilities	403,224	396,048
Other liabilities	315,495	350,028

Total non-current liabilities	3,156,101	3,192,505
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,101,281	2,737,239
Noncontrolling interests	12,091	16,376
Total stockholders' equity	3,113,373	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	7,645,278	7,261,294

        As of September 30, 2010, total assets increased by Euro 384.0 million to Euro 7,645.3 million, compared to Euro 7,261.3 million as of December 31, 2009.

        In the first nine months of 2010, non-current assets increased by Euro 202.4 million, due to increases in net intangible assets (including goodwill) of Euro 154.2 million, property, plant and equipment—net of Euro 18.0 million, deferred tax assets of Euro 23.6 million, investments of Euro 5.1 million and other assets of Euro 1.5 million.

        The increase in net intangible assets was primarily due to the positive effects of foreign currency fluctuations of Euro 208.2 million, partially offset by the amortization for the period of Euro 65.3 million.

        The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 53.1 million and additions during the period of Euro 139.3 million, partially offset by depreciation of Euro 160.1 million for the period.

        As of September 30, 2010, as compared to December 31, 2009:

  •
  Accounts receivable increased by Euro 46.4 million mainly due to the increase in net sales during the first nine months of 2010, partially offset by the improvement in days sales outstanding;

  •
  Inventory increased by Euro 37.4 million, mainly due to currency fluctuation effects as well as increased production in our Italian manufacturing facilities during the first nine months of 2010;

  •
  Other non-current liabilities decreased by Euro 34.5 million due to an increase in the liabilities for certain pension plans and for interest rate derivatives as a result of a decrease in interest rates, compared to December 31, 2009.

        Our net financial position as of September 30, 2010 and December 31, 2009 was as follows:

	September 30, 2010 (unaudited)	December 31, 2009 (audited)
	(Thousands of Euro)

Cash and cash equivalents	482,943	380,081
Bank overdrafts	(221,956)	(148,951)
Current portion of long-term debt	(135,142)	(166,279)
Long-term debt	(2,394,627)	(2,401,796)

Total	(2,268,783)	(2,336,945)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group. The applicable interest rate depends on the currency of the credit line and is generally a floating rate.

        As of September 30, 2010, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 341.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. As of September 30, 2010, we had utilized Euro 35.8 million of these credit lines.

        As of September 30, 2010, Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 95.7 million (U.S. $130.2 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At September 30, 2010, these lines were not used.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to Note 27 to the Notes to the Condensed Consolidated Quarterly Year Financial Report as of September 30, 2010 (unaudited).

5.     SUBSEQUENT EVENTS

        On October 5, 2010, we announced our new exclusive license agreement with Coach Inc. for the design, production and global distribution of prescription frames and sunglasses under the Coach, Coach Poppy and Reed Krakoff brands. Distribution of Coach eyewear collections will be through Coach stores around the world, through select department stores primarily in North America, Japan, China and East Asia and through select travel retail locations, independent optical locations and Luxottica's retail chains. The multi-year agreement will begin on January 1, 2012 and includes renewal options. The first collection will be presented during 2012.

        On October 25, in order to exploit favorable market conditions and extend the average maturity of the debt, the Board of Directors of the Company approved the issuance of up to Euro 500 million senior long term notes to institutional investors prior to the end of January 2011. BNP, Deutsche Bank, IntesaSanPaolo and Mediobanca were appointed as joint lead managers and bookrunners.

6.     2010 OUTLOOK

        Based on current market conditions, management believes the Group may realize net income for the year ending December 31, 2010 of approximately Euro 400 million.

NON-IAS/IFRS MEASURES

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before noncontrolling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

NON-IAS/IFRS MEASURE: EBITDA AND EBITDA MARGIN

	3Q 2010	3Q 2009	9M 2010	9M 2009	FY09	LTM September 30, 2010
	(Millions of Euro)

Net income/(loss)	101.9	75.8	347.1	269.9	299.1	376.3
(+)
Net income attributable to non-controlling interest	0.8	1.0	4.2	5.0	5.8	5.0
(+)
Provision for income taxes	58.2	36.1	186.2	145.3	159.9	200.8
(+)
Other (income)/expense	25.5	26.6	78.5	76.9	106.3	108.0
(+)
Depreciation & amortization	77.0	70.2	225.4	214.2	285.4	296.7
(+)

EBITDA	263.5	209.8	841.5	711.3	856.5	986.7
(=)
Net sales	1,464.7	1,223.3	4,451.5	3,937.2	5,094.3	5,608.6
(/)
EBITDA margin	18.0%	17.1%	18.9%	18.1%	16.8%	17.6%
(=)

Free cash flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

NON-IAS/IFRS MEASURE: FREE CASH FLOW

3Q 2010
(Millions of Euro)

EBITDA(1)	263.5
Δ working capital	90.7
Capex	(56.4)

Operating cash flow	297.8
Financial charges(2)	(24.4)
Taxes	(20.1)
Extraordinary charges(3)	(1.1)

Free cash flow	252.2

1.
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2.
Equals interest income minus interest expense

3.
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

NON-IAS/IFRS MEASURE: NET DEBT AND NET DEBT / EBITDA

	Sept 30, 2010	Dec 31, 2009
	(Millions of Euro)

Long-term debt (+)	2,394.6	2,401.8
Current portion of long-term debt (+)	135.1	166.3
Bank overdrafts (+)	222.0	149.0
Cash (-)	(482.9)	(380.1)

Net debt (=)	2,268.8	2,336.9
LTM EBITDA	986.7	856.5
Net debt/LTM EBITDA	2.3x	2.7x

Net debt @ avg. exchange rates(1)	2,274.7	2,381.7
Net debt @ avg. exchange rates(1)/LTM EBITDA	2.3x	2.8x

1.
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the SEC. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2. FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED BALANCE SHEETS
In accordance with IAS/IFRS

	Footnote reference	September 30, 2010 (unaudited)	December 31, 2009 (audited)
		(Thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	482,943	380,081
Accounts receivable—net	6	665,332	618,884
Inventories—net	7	562,047	524,663
Other assets	8	193,255	198,365

Total current assets		1,903,577	1,721,993
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,167,933	1,149,972
Goodwill	10	2,840,250	2,688,835
Intangible assets—net	10	1,152,675	1,149,880
Investments	11	51,454	46,317
Other assets	12	149,085	147,591
Deferred tax assets	13	380,304	356,706

Total non-current assets		5,741,701	5,539,301

TOTAL ASSETS		7,645,278	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	14	221,956	148,951
Current portion of long-term debt	15	135,142	166,279
Accounts payable	16	415,576	434,604
Income taxes payable	17	88,044	11,204
Other liabilities	18	515,087	554,136

Total current liabilities		1,375,805	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	19	2,394,627	2,401,796
Liability for termination indemnities	20	42,755	44,633
Deferred tax liabilities	21	403,224	396,048
Other liabilities	22	315,495	350,028

Total non-current liabilities		3,156,101	3,192,505
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' equity	23	3,101,281	2,737,239
Noncontrolling interests	24	12,091	16,376

Total stockholders' equity		3,113,373	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,645,278	7,261,294

STATEMENT OF CONSOLIDATED INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)
In accordance with IAS/IFRS

	Footnote reference	2010	2009
		(Thousands of Euro)(1)

Net sales	25	4,451,542	3,937,233
Cost of sales	25	1,529,395	1,352,480

Gross profit		2,922,148	2,584,752

Selling	25	1,427,794	1,281,290
Royalties	25	74,512	74,509
Advertising	25	286,455	245,410
General and administrative	25	454,547	425,227
Intangibles amortization	25	62,829	61,266
Total operating expenses		2,306,136	2,087,703

Income from operations		616,012	497,049

Other income/(expense)
Interest income	25	5,824	4,322
Interest expense	25	(78,500)	(79,307)
Other—net	25	(5,872)	(1,905)

Income before provision for income taxes		537,464	420,159

Provision for income taxes	25	(186,202)	(145,308)

Net income		351,262	274,852

Of which attributable to:
—Luxottica Group stockholders	25	347,077	269,869
—Noncontrolling interests	25	4,185	4,983

NET INCOME		351,262	274,852

Weighted average number of shares outstanding:
Basic		458,544,153	457,108,193
Diluted		460,249,173	457,661,787
Earnings per share:
Basic		0.76	0.59
Diluted		0.75	0.59

(1)
Amounts in thousands except per share data

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)
In accordance with IAS/IFRS

	September 30, 2010 (unaudited)	September 30, 2009 (unaudited)
	(Thousands of Euro)

Net income	351,262	274,852
Other comprehensive income:
Cash flow hedge—net of tax	(9,032)	6,120
Currency translation differences and other	161,675	(12,515)
Actuarial gain/(loss) on postemployment benefit obligations	(92)	406
Total other comprehensive income—net of tax	152,551	(5,989)

Total comprehensive income for the period	503,813	268,863

Attributable to:
—Luxottica Group stockholders' equity	499,101	263,758
—Noncontrolling interests	4,712	5,105

Total comprehensive income for the period	503,813	268,863

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

In accordance with IAS/IFRS

	Capital stock
				Additional paid-in capital			Translation of foreign operations and other			Non controlling interests
	Number of shares	Amount	Legal reserve		Retained earnings	Stock-Options reserve		Treasury shares	Stockholders' equity
	(Thousands of Euro)

Balances, January 1, 2009	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net income	—	—	—	—	269,869	—	—	—	269,869	4,983
Other comprehensive income:	—	—	—	—	—	—	—	—	—	—
Currency translation differences and other	—	—	—	—	—	—	(12,637)	—	(12,637)	122
Cash flow hedge—net of tax of Euro 2.8 million	—	—	—	—	6,120	—	—	—	6,120	—
Actuarial gains/(losses) on postemployment benefit obligations	—	—	—	—	406	—	—	—	406	—

Total comprehensive income as of September 30, 2009	—	—	—	—	276,395	—	(12,637)	—	263,758	5,105

Exercise of stock options	595,600	36	—	6,677	—	—	—	—	6,713	—
Non-cash stock-based compensation	—	—	—	—	—	17,561	—	—	17,561	—
Treasury shares	—	—	—	1,052	—	—	—	(2,860)	(1,808)	—
Change in controlling interest in subsidiary	—	—	—	—	—	—	—	—	—	(996)
Dividends	—	—	—	—	—	—	—	—	—	(2,445)
Allocation to legal reserve	—	—	7	—	(7)	—	—	—	—	—

Balances, September 30, 2009	463,963,833	27,838	5,561	146,153	2,952,939	115,519	(443,184)	(72,847)	2,731,979	15,393

Balances, January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net income	—	—	—	—	347,077	—	—	—	347,077	4,185
Other comprehensive income:
Currency translation differences and other	—	—	—	—	—	—	161,148	—	161,148	527
Cash flow hedge—net of tax of Euro 4.1 million	—	—	—	—	(9,032)	—	—	—	(9,032)	—
Actuarial gain/(loss) on postemployment benefit obligations	—	—	—	—	(92)	—	—	—	(92)	—

Total comprehensive income as of September 30, 2010	—	—	—	—	337,953	—	161,148	—	499,101	4,712

Exercise of stock options	836,100	50	—	11,012	—	—	—	—	11,062	—
Non-cash stock-based compensation—net of tax effect of Euro 1.1 million	—	—	—	—	—	22,671	—	—	22,671	—
Investment in treasury shares—including tax effect of Euro 10.9 million	—	—	—	17,794	—	—	—	(25,955)	(8,161)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(8,997)
Allocation to legal reserve	—	—	17	—	(17)	—	—	—	—	—

Balances, September 30, 2010	465,222,483	27,913	5,578	195,718	3,077,519	147,234	(244,012)	(108,668)	3,101,281	12,091

STATEMENT OF CONSOLIDATED CASH FLOWS FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)

In accordance with IAS/IFRS

	2010	2009
	(Thousands of Euro)

Net income	351,262	274,852
Stock-based compensation	21,603	17,561
Depreciation and amortization	225,443	214,213
Net loss on disposals of fixed assets and other	7,682	7,056
Other non-cash items	(25,271)	3,579
Changes in accounts receivable	(20,711)	3,347
Changes in inventories	(16,121)	43,382
Changes in accounts payable	(28,975)	(51,919)
Changes in other assets/liabilities	9,530	128,754
Changes in income taxes payable	65,275	573
Total adjustments	238,455	366,546
Cash provided by operating activities	589,717	641,398
Property, plant and equipment
—Additions	(139,264)	(131,068)
—Disposals	—	—
Purchases of businesses—net of cash acquired	(107,104)	(4,735)
Sales of businesses—net of cash disposed	5,432	—
Investments in equity investees	(20,684)	(20,684)
Changes in intangible assets	—	—

Cash used in investing activities	(261,620)	(156,487)

 STATEMENT OF CONSOLIDATED CASH FLOWS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)

In accordance with IAS/IFRS

	2010	2009
	(Thousands of Euro)

Long-term debt:
—Proceeds	383,011	535,000
—Repayments	(506,091)	(912,688)
Decrease in overdraft balances	(6,598)	(54,554)
Exercise of stock options	11,063	6,713
Sale of treasury shares	2,698	(1,808)
Dividends	(169,627)	(2,445)
Securities portfolio	(25,272)	(7,237)

Cash used in financing activities	(310,816)	(437,019)

Decrease in cash and cash equivalents	17,281	47,892

Cash and cash equivalents, beginning of the period	346,624	28,426

Effect of exchange rate changes on cash and cash equivalents	14,260	7,568

Cash and cash equivalents, end of the period	378,165	83,886

Supplemental disclosure of cash flows information:

	2010	2009

Cash paid during the period for interest	86,928	64,738
Cash paid during the period for income taxes	113,171	16,886

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated balance sheets:

	2010	2009

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	378,165	83,886
Bank overdrafts	104,778	247,310
Cash and cash equivalents according to the consolidated balance sheets	482,943	331,196

Luxottica Group S.p.A.

Headquarters and registered office    •    via Cantù 2—20123 Milan, Italy
 Capital Stock: € 27,913,348.98
authorized and issued

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT
As of SEPTEMBER 30, 2010
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at via Cantù 2, Milan (Italy).

        The Company is controlled by Delfin S.à.r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à.r.l.

        The Company's Board of Directors, at its meeting on October 25, 2010, approved this condensed consolidated quarterly financial report (hereinafter referred to as the "Quarterly Financial Report") for publication.

        The financial statements included in this Quarterly Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Quarterly Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998.

        The financial statements included in the Quarterly Financial Report (the "Quarterly Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indicators requiring immediate impairment testing. Similarly, the actuarial calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the income statement, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 27—"Related Party Transactions" for additional details regarding transactions with related parties.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

        Certain prior year financial statement items have been reclassified in order to be comparable with those of the current year.

3.  NEW ACCOUNTING STANDARDS

        Beginning in 2010, the Group applied the following new accounting standards, amendments and interpretations, as revised by the IASB.

        On April 16, 2009, the IASB issued a series of amendments to IAS/IFRS, which the relevant European Union ("EU") bodies endorsed on March 23, 2010. Such amendments apply from and after January 1, 2010 and include the following:

  •
  IFRS 2—Share-based Payment: this amendment clarifies that IFRS 2 does not apply to transactions in which a company acquires assets as part of (i) a business combination, as defined by IFRS 3 (revised), (ii) the contribution of a business unit to form a joint venture or (iii) the combination of businesses or business units in jointly-controlled entities.

  •
  IFRS 5—Non-current Assets Held for Sale and Discontinued Operations: this amendment clarifies that IFRS 5 and the other IAS/IFRS standards that make specific reference to non-current assets (or disposal groups) classified as held for sale or discontinued operations set forth all required disclosures for these types of assets or operations.

  •
  IFRS 8—Operating Segments: this amendment requires that an entity disclose the total amount of assets for each reporting segment only if such amount is regularly reported to the highest authority in its decision-making operation. This disclosure was previously required even if such condition was not met.

  •
  IAS 1—Presentation of Financial Statements: this amendment updates the previous definition of current liabilities under IAS 1. The previous definition required the classification of liabilities as current if they could be settled at any time through the issuance of equity instruments. Following the change, the option of converting a liability into an equity instrument is irrelevant for the purposes of its classification as current/non-current.

  •
  IAS 7—Statement of Cash Flows: this amendment clarifies that only those cash flows that lead to the creation of an asset can be classified as arising from investing activities in the statement of cash flows.

  •
  IAS 17—Leasing: with this change, the general conditions of IAS 17, which allow for the classification of a lease as finance or operating regardless of whether ownership is acquired at the end of the lease, are extended to land under lease as well. Previously, under IAS 17, land leases in which ownership was not acquired at the end of the lease were classified as operating leases. At the adoption date, all land under current leases that have not yet expired should be measured separately, with the retroactive recognition of a new lease accounted for as a finance lease, where applicable.

  •
  IAS 18—Revenue: this revision specifies the criteria to consider when determining whether, within a transaction that generates revenue, an entity is principal or agent. The identification of an entity

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

    as principal or agent determines how revenue is recognized; if it acts as agent, revenue may be recognized solely from commissions.

  •
  IAS 36—Impairment of Assets: this amendment requires that each unit or group of units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment determined in accordance with paragraph 5 of IFRS 8, before any combination permitted by the same standard.

  •
  IAS 38—Intangible Assets: IFRS 3 was revised in 2008, establishing that there is enough information to calculate the fair value of an intangible asset acquired as part of a business combination if it is separable or if it arose from contractual or legal rights. IAS 38 was therefore amended to reflect this revision to IFRS 3. The amendment also clarified the measurement method to be used for the fair value of intangible assets for which there is no active market. The amendment applies as of January 1, 2010.

  •
  IAS 39—Financial Instruments: Recognition and Measurement: this amendment restricts the scope exemption in paragraph 2(g) of IAS 39 to forward contracts between an acquiror and a vendor in a business combination to buy or sell an acquiree at a future date. The term of the forward contract should not exceed the period of time necessary to obtain all the authorizations to complete the transaction. The amendment clarifies that the exemption in paragraph 2(g) of IAS 39 does not apply to options which, if exercised, would result in the acquisition of control of an entity. The amendment also clarifies that loan repayment penalties, which offset the lender's loss of additional interest, should be treated in close relation to the loan contract and, accordingly, should not be recognized separately. Lastly, the amendment clarifies that gains or losses on hedging instruments should be reclassified from equity to profit or loss in the period in which the hedged cash flows affect profit or loss.

  •
  IFRIC 9—Reassessment of Embedded Derivatives: this amendment excludes derivatives from the scope of application of IFRIC 9 if they are embedded in contracts acquired through business combinations when jointly-controlled entities or joint ventures are formed.

        On June 18, 2009, IASB issued another amendment to IFRS 2—Share-based payment: group cash-settled share-based payment transactions. The amendment clarifies that the company receiving goods or services as part of share-based payment plans should recognize such goods or services regardless of which group or company settles the transaction and regardless of whether the transaction is settled in cash or shares. The amendment also specifies that a company should measure goods or services received as part of a transaction settled in cash or shares from its perspective, which might not coincide with that of the group or with the relevant amount recognized in the consolidated financial statements. This amendment is applicable as of January 1, 2010 and was endorsed by the relevant EU bodies on March 23, 2010.

4.  SEGMENT REPORTING

        In accordance with IFRS 8—"Operating Segments" the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

4.  SEGMENT REPORTING (Continued)

        The following schedule provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

        In accordance with the amendment to IFRS 8, issued on April 16, 2009 and applicable as of January 1, 2010, the total amount of assets is no longer provided for each reporting segment, as this amount is not regularly reported to the highest authority in the Group's decision-making operation.

Nine months ended September 30, (unaudited)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments	Consolidated
	(Thousands of Euro)

2010
Net Sales	1,722,947	2,728,595		4,451,542
Income from operations	372,235	353,877	(110,101)	616,012
Capital expenditures	59,556	79,709		139,264
Depreciation and amortization	58,297	104,317	62,829	225,442
2009
Net sales	1,506,468	2,430,764		3,937,233
Income from operations	296,069	310,707	(109,726)	497,049
Capital expenditures	52,490	78,578		131,068
Depreciation and amortization	55,915	97,031	61,266	214,212

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5.  CASH AND CASH EQUIVALENTS

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Cash at bank and post office	473,639	371,572
Checks	4,732	5,689
Cash and cash equivalents on hand	3,788	2,143
Restricted cash	783	677

Total	482,943	380,081

        Please see Note 3—"Financial results" in the Management Report on the Interim Financial Results as of September 30, 2010 for further details on cash and cash equivalents.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

6.  ACCOUNTS RECEIVABLE—NET

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Accounts receivable	696,477	649,821
Bad debt fund	(31,145)	(30,937)

Total	665,332	618,884

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

7.  INVENTORIES—NET

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Raw materials	116,931	112,760
Work in process	52,253	52,368
Finished goods	491,665	440,927
Less: inventory obsolescence reserves	(98,803)	(81,392)

Total	562,047	524,663

8.  OTHER ASSETS

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Sales taxes receivable	11,232	26,104
Short-term borrowing	854	806
Accrued income	1,164	1,272
Receivables for royalties	1,941	2,229
Other financial assets	60,788	43,545
Total financial assets	75,980	73,956
Income taxes receivable	13,280	33,413
Advances to suppliers	12,182	1,545
Prepaid expenses	72,185	61,424
Other assets	19,628	28,027
Total other assets	117,276	124,409

Total other current assets	193,255	198,365

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

8.  OTHER ASSETS (Continued)

        Other financial assets included a securities portfolio of Euro 25.3 million as of September 30, 2010(as of December 31, 2009, such amounts were not invested and were held as cash and cash equivalents), as well as amounts recorded in the North American Retail Division of Euro 14.8 million as of September 30, 2010 (Euro 17.2 million as of December 31, 2009).

        The decrease in income taxes receivable was primarily due to an offset of tax receivables by Euro 19.8 million of tax payables in the North American operations.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

NON-CURRENT ASSETS

9.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment during the first nine months of 2010 are illustrated below:

	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total
	(Thousands of Euro)

Balance as of January 1, 2010
Historical cost	766,625	880,851	39,814	554,479	2,241,769
Accumulated depreciation	(295,106)	(515,057)	(7,457)	(274,177)	(1,091,797)

Balance as of January 1, 2010	471,519	365,794	32,357	280,302	1,149,972

Increases	15,524	45,309	—	78,431	139,264
Decreases	(718)	(1,310)	—	(4,539)	(6,567)
Translation differences and other	15,463	34,246	—	(4,346)	45,363
Depreciation expense	(41,496)	(83,039)	(1,191)	(34,373)	(160,099)

Balance as of September 30, 2010	460,292	361,000	31,166	315,475	1,167,933

Historical cost	798,735	977,990	39,814	610,388	2,426,928
Accumulated depreciation	(338,442)	(616,990)	(8,648)	(294,914)	(1,258,995)

Balance as of September 30, 2010	460,292	361,000	31,166	315,475	1,167,933

        Depreciation of Euro 160.1 million (Euro 151.2 million in the same period in 2009) was included in the cost of sales (Euro 45.1 million, compared to Euro 40.6 million in the same period in 2009), selling expenses (Euro 76.4 million, compared to Euro 72.3 million in the same period in 2009), advertising expenses (Euro 3.7 million, compared to Euro 3.6 million in the same period in 2009) and general and administrative expenses (Euro 34.9 million, compared to Euro 34.7 million in the same period in 2009).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        Other equipment included assets under construction of Euro 69.4 million at September 30, 2010 (Euro 49.2 million at December 31, 2009), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 225.4 million and Euro 238.5 million at September 30, 2010 and December 31, 2009, respectively.

10.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in intangible assets in the first nine months of 2010 are illustrated below:

	Goodwill	Trade names and trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total
	(Thousands of Euro)

Balance as of January 1, 2010
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Balance as of January 1, 2010	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases	—	195	2,515	1	—	883	3,594
Decreases	—	—	—	—	—	(136)	(136)
Intangible assets from business acquisitions	7,232	—	—	—	—	—	7,232
Translation differences and other	144,183	47,252	3,247	10,299	849	3,034	208,865
Amortization expense	—	(46,512)	(2,908)	(11,586)	(819)	(3,520)	(65,344)

Balance as of September 30, 2010	2,840,250	873,640	63,130	174,833	15,295	25,776	3,992,926

Historical cost	2,880,312	1,395,336	84,883	222,376	21,103	45,479	4,649,489
Accumulated amortization	(40,062)	(521,696)	(21,752)	(47,542)	(5,808)	(19,703)	(656,563)

Balance as of September 30, 2010	2,840,250	873,640	63,130	174,833	15,295	25,776	3,992,926

11.  INVESTMENTS

        This item amounted to Euro 51.5 million (Euro 46.3 million at December 31, 2009) and was primarily comprised of the investment in Multiopticas Internacional S.L., accounted for under the equity method.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

12.  OTHER ASSETS

        Other non-current assets amounted to Euro 149.1 million (Euro 147.6 million at December 31, 2009) and were primarily comprised of security deposits of Euro 21.1 million (Euro 10.5 million at December 31, 2009) and advances the Group has paid to certain licensees for future contractual minimum royalties, amounting to Euro 110.3 million (Euro 122.9 million at December 31, 2009).

13.  DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 380.3 million (Euro 356.7 million at December 31, 2009), increasing by Euro 23.6 million mainly due to currency fluctuation effects totaling Euro 18.5 million. Deferred tax assets primarily related to tax losses carried forward and to temporary differences between the tax values and carrying amounts of inventories, intangible assets, pension funds and tax losses carried forward.

LIABILITIES AND EQUITY

14.  BANK OVERDRAFTS

        Bank overdrafts at September 30, 2010 reflected current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

15.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 19—"Long-term debt."

16.  ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Accounts payable	278,863	308,499
Invoices to be received	136,713	126,105

Total	415,576	434,604

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

17.  INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Current year income taxes payable fund	104,550	27,901
Income taxes advance payment	(16,506)	(16,697)

Total	88,044	11,204

        The increase in current tax liabilities was mainly due to an offset in December 2009 of certain tax liabilities by certain tax receivables in certain U.S. and Italian subsidiaries.

18.  OTHER LIABILITIES

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(Thousands of Euro)

Premiums and discounts to suppliers	30,523	24,179
Sales commissions	1,711	1,775
Leasing rental	20,562	16,051
Accrued expenses, wages & salaries	82,787	63,565
Insurance	7,961	9,476
Sales taxes payable	24,266	36,336
Salaries payable	103,479	91,536
Due to social security authorities	14,212	21,483
Sales commissions payable	8,629	3,363
Royalties payable	1,423	1,096
Other financial liabilities	117,319	192,849

Total financial liabilities	412,872	461,709

Deferred income	1,122	1,480
Customers' right of return	31,335	27,334
Advances from customers	37,362	36,680
Other liabilities	32,395	26,933

Total liabilities	102,214	92,427

Total other current liabilities	515,087	554,136

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

18.  OTHER LIABILITIES (Continued)

        The decrease in sales taxes payable was mainly due to the lower net sales recognized in the month of September 2010 as compared to the net sales recognized in the month of December 2009.

        The decrease in other financial liabilities was primarily due to the payment in May 2010 of the purchase price of Euro 61.8 million for the acquisition of the minority stockholders' interests in the Group's Turkish subsidiary.

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily included:

  •
  Provisions for long-term insurance risk of Euro 0.6 million as of September 30, 2010 and Euro 1.9 million as of December 31, 2009;

  •
  Provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 10.9 million (Euro 7.6 million as of December 31, 2009), which are based upon advertising expenses that the Group is required to incur under the license agreements; and

  •
  Provisions for various litigated matters that have occurred in the ordinary course of business of Euro 3.7 million (Euro 1.0 million as of December 31, 2009).

        During the first nine months of 2010, the Italian tax authority completed its inspection of the Company and made no significant remarks.

19.  LONG-TERM DEBT

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)

	(Thousands of Euro)
Luxottica Group S.p.A. credit agreement with various financial institutions (a)	547,900	544,585
Senior unsecured guaranteed notes (b)	434,544	205,297
Credit agreement with various financial institutions (c)	588,006	750,228
Credit agreement with various financial institutions for Oakley acquisition (d)	955,470	1,062,816
Capital lease obligations, payable in installments through 2010	972	970
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	2,877	4,179

Total	2,529,769	2,568,075

Less: Current maturities	135,142	166,279

Long-Term Debt	2,394,627	2,401,796

        (a)   In April 2008, the Company entered into a Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of September 30, 2010, this facility was not used.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility becomes an amortizing facility requiring payment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a final payment of Euro 40.0 million on the maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.439 percent as of September 30, 2010). As of September 30, 2010, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2010.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio (3.362 percent as of September 30, 2010). As of September 30, 2010, Euro 300.0 million was borrowed under this credit facility.

        (b)   On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 220.6 million at the exchange rate as of September 30, 2010) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008, while the Series C Notes matured on September 3, 2010. As of September 30, 2010 the Notes had been repaid in full

On July 1, 2008, US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of September 30, 2010. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of September 30, 2010. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2010. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2010 was 0.878 percent for Tranche B and 0.969 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2010. Under this credit facility, Euro 588.97 million was borrowed as of September 30, 2010.

During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two tranches, Tranche D and Tranche E. Tranche D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50 million on a quarterly basis starting from October 2009, made available to US Holdings, and Tranche E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.878 percent for Tranche D and 0.642 percent for Tranche E on September 30, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2010. U.S. $1.25 billion was borrowed under this credit facility as of September 30, 2010.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Tranche E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US $700 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Tranche D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.42 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrues at LIBOR (as defined in the facility agreement) plus 1.90 percent (2.16 percent as of September 30, 2010). On September 8, 2010 US Holdings prepaid U.S. $25 million. Under this credit facility, U.S. $50 million was borrowed as of September 30, 2010.

        (e)   Other loans consist of several small credit agreements which are not material.

        Long-term debt, including capital lease obligations, as of September 30, 2010 matures as follows:

(Thousands of Euro)

2010	37,737
2011	248,437
2012	816,799
2013	1,010,178
2014	257
2015 and later on	416,176
IAS Adjustment	186

Total	2,529,769

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

        The net financial position was as follows:

		September 30, 2010 (unaudited)	December 31, 2009 (audited)

		(Thousands of Euro)
A	Cash and cash equivalents	482,943	380,081
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	482,943	380,081
E	Current Investments	—	—
F	Bank overdrafts	221,956	148,951
G	Current portion of long-term debt	135,142	166,279
H	Other liabilities	—	—
I	Current Liabilities (F) + (G) + (H)	357,098	315,230
J	Net-Current Liabilities (I) – (E) – (D)	(125,844)	(64,851)
K	Long-term debt	1,960,083	2,204,229
L	Notes payable	434,544	197,567
M	Other non-current liabilities	—	—
N	Total non-current liabilities (K) + (L) + (M)	2,394,627	2,401,796
O	Net Financial Position (J) + (N)	2,268,783	2,336,945

        Our net financial position with respect to related parties is not material.

20.  LIABILITY FOR TERMINATION INDEMNITY

        This item amounted to Euro 42.8 million as of September 30, 2010 (Euro 44.6 million at December 31, 2009). The balance primarily included liabilities related to the post-employment benefits of our Italian companies' employees.

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 403.2 million and Euro 396.0 million as of September 30, 2010 and December 31, 2009, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

22.  OTHER LIABILITIES

	As of September 30, 2010 (unaudited)	As of December 31, 2009 (audited)

	(Thousands of Euro)
Risk funds	95,015	99,050
Other liabilities	98,379	113,517
Other financial liabilities	122,101	137,461

Total	315,495	350,028

        The provisions for risks included:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 27.5 million (Euro 25.2 million at December 31, 2009);

  •
  accruals for various legal disputes arising from normal business activities totaling Euro 3.7 million (Euro 3.0 million at December 31, 2009); and

  •
  accruals for tax liabilities of Euro 51.1 million (Euro 51.3 million at December 31, 2009).

        Other liabilities (Euro 98.4 million, compared to Euro 113.5 million at December 31, 2009) consisted of liabilities for U.S. pension funds. Other financial liabilities mainly included the non-current portion of interest rate derivative liabilities (Euro 62.9 million at September 30, 2010, compared to Euro 48.6 million at December 31, 2009).

        The decrease of other financial liabilities as of September 30, 2010 as compared to December 31, 2009 was mainly due to the payment of the financial liabilities relating to the purchase price of the minority interests in our subsidiary, Optika Holdings, which occurred on July 30, 2010 (the financial liabilities were Euro 31.2 million at December 31, 2009).

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at September 30, 2010 amounted to Euro 27,913,348.98 and was comprised of 465,222,483 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2010, the capital stock amounted to Euro 27,863,182.98 and was comprised of 464,386,383 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 836,100 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 50,166 in the first nine months of 2010. The options exercised included 164,400 from the 2001 grant, 164,600 from the 2002 grant, 118,000 from the 2003 grant, 242,100 from the 2004 grant and 147,000 from the 2005 grant.

Legal reserve

        This reserve reflects the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Additional paid-in capital

        This reserve increases in connection with the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 108.7 million as of September 30, 2010 (Euro 82.7 million as of December 31, 2009). The increase was due to the stock buyback program approved at the stockholders' meeting on October 29, 2009 (the "2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan.

        Under the 2009 Program the Company, in the first nine months of 2010, purchased on the Milan Stock Exchange's Mercato Telematico Azionario ("MTA") an aggregate amount of 2,633,726 ordinary shares of stock at an average price of Euro 19.62 per share for an aggregate amount of Euro 51,662,674.

        In parallel with the purchases of shares of stock by the Company, Arnette Optic Illusions, Inc. ("Arnette"), a U.S. subsidiary, sold on the MTA 2,527,473 Luxottica Group ordinary shares of stock at an average price of Euro 19.59 per share for an aggregate amount of Euro 49,523,072.

        In accordance with IAS 32 paragraph 33, gains on sales of treasury shares by Arnette are recorded, net of the related tax effect, in "additional paid in capital". Treasury stock purchased by Luxottica Group are recorded at cost as a deduction from equity. Please refer to the statement of consolidated stockholders' equity for further details on the amount involved.

24.  NONCONTROLLING INTERESTS

        Equity attributable to minority interests amounted to Euro 12.1 million and Euro 16.4 million at September 30, 2010 and December 31, 2009, respectively. The Euro 4.3 million decrease was primarily due to dividend payments of Euro 9.0 million, which were partially offset by a Euro 4.2 million profit for the period.

25.  NOTES TO THE CONSOLIDATED INCOME STATEMENT

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of September 30, 2010 (unaudited).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 289.4 million as of September 30, 2010 and Euro 211.1 million as of December 31, 2009.

  •
  rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,227.7 million as of September 30, 2010 and Euro 1,304.3 million as of December 31, 2009.

  •
  other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc. on December 4, 2009. Future payments related to those commitments were Euro 23.6 million as of September 30, 2010 and Euro 49.1 million as of December 31, 2009.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for six stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At September 30, 2010, the Group's maximum liability amounted to Euro 4.3 million (Euro 4.7 million at December 31, 2009).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.6 million (U.S. $2.2 million) at September 30, 2010 (Euro 3.8 million at December 31, 2009). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Short-term credit facilities

        As of September 30, 2010 and December 31, 2009, the Group had unused short-term lines of credit of approximately Euro 471.2 million and Euro 529.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with banks with an aggregate maximum borrowing availability of Euro 341.8 million as of September 30, 2010 (Euro 412.0 million as of December 31, 2009). These lines of credit are renewable

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

annually, can be canceled on short notice and have no commitment fees. As of September 30, 2010 and December 31, 2009, these credit lines were utilized for Euro 35.8 million and Euro 2.0 million, respectively.

        US Holdings maintains unsecured lines of credit with three separate banks with an aggregate maximum borrowing availability of Euro 95.7 million (U.S. $130.2 million). These lines of credit have no commitment fees, are renewable annually, can be canceled on short notice and, as of September 30, 2010, these lines were not used.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.80 percent.

Outstanding standby letters of credit

        A wholly-owned U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 33.3 million and Euro 29.9 million as of September 30, 2010 and December 31, 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation

        The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company's business, financial position or operating results.

Cole consumer class action lawsuit

        In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle VisionCare, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provided for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys' fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009. The effect of this settlement on the Company's future operations and cash flows is immaterial.

        Amounts paid to settle this litigation and related costs incurred for the nine months ended September 30, 2010 and 2009 were not material.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

Oakley shareholder lawsuit

        On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. ("Oakley"), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley's merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008, filed a motion for attorneys' fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff's motion for attorneys' fees and expenses in its entirety. The Court did not rule on the defendants' demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff's motion for attorneys' fees and expenses. The plaintiff appealed the Court's May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court's decision in all respects. The plaintiff filed a petition with the California Supreme Court requesting review of the appellate court's decision. The Supreme Court denied the plaintiff's petition for review. Therefore, the appellate court's decision affirming the denial of the plaintiff's request for attorneys' fees and expenses is now final for all purposes. The Company considers this matter closed.

        Costs associated with this litigation incurred for the nine months ended September 30, 2010 and 2009 were not material.

Fair Credit Reporting Act litigation

        In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley's customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys' fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009. The effect of this settlement on the Company's future operations and cash flows is immaterial.

        Amounts paid to settle this litigation and related costs incurred for the nine months ended September 30, 2010 and 2009 were not material.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

26. COMMITMENTS AND RISKS (Continued)

Texas LensCrafters class action lawsuit

        In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act ("TOA") and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists' professional judgment and that certain terms of the optometrists' sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys' fees and costs. In August 2008, the plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, the plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters' sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants' motion to transfer venue. On January 11, 2010, the plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from Lenscrafters in Texas.

        On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. Amounts paid to settle this litigation were not material. Costs associated with the litigation for the nine months ended September 30, 2010 and 2009 were not material. The effect of this settlement on the Company's future operations and cash flows is immaterial.

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

27. RELATED PARTY TRANSACTIONS

Non-current assets

        In January 2002, the Group purchased a property to serve as its general management headquarters which was mortgaged to secure a bank loan to Partimmo S.r.l., a company owned by the Chairman of the Company, for a total investment of Euro 42.0 million, consisting of a purchase price of Euro 28.5 million and the remainder in leasehold improvements. The Group has stated these assets at their historical cost.

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original license expired in 2009 and was renewed for an additional five years on March 31, 2010. For further details about this renewal, please

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

27. RELATED PARTY TRANSACTIONS (Continued)

refer to Note 1—"Operating Performance for the Three and Nine Months ended September 30, 2010" of the Management Report on the Interim Financial Results as of September 30, 2010 (unaudited). The Group paid RBA Euro 0.7 million in the first nine months of 2010 and Euro 0.3 million in the first nine months of 2009.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à.r.l.—a holding company of the Del Vecchio family, to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first nine months of 2010, 500,000 rights were exercised as part of this plan. No rights were exercised in 2009.

        A summary of related party transactions as of September 30, 2010 and September 30, 2009 is provided below:

	Income statement		Balance sheet
As of September 30, 2010 Related parties
	Revenues	Costs	Assets	Liabilities
	(Thousands of Euro)

Retail Brand Alliance, Inc	84.9	534.9	—	83.1
Multiopticas Internacional, S.L.	6,885.1	89.7	2,706.9	2,474.5
Others	2.1	132.7	—	0.7

Total	6,972.1	757.2	2,706.9	2,558.3

	Income statement		Balance sheet
As of September 30, 2009 Related parties
	Revenues	Costs	Assets	Liabilities
	(Thousands of Euro)

Retail Brand Alliance, Inc	96.6	742.7	—	86.3
Others	2.1	455.0	31.5	0.2

Total	98.6	1,197.7	31.5	86.5

        Total remuneration due to key managers in the first nine months of 2010 amounted to approximately Euro 16.7 million (Euro 12.3 million at September 30, 2009).

        These costs related to key managers who were already with the Group in the first nine months of 2009 and remain in service, as well as those who became key managers after September 30, 2009.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

28. EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended September 30, 2010 and 2009, amounting to Euro 347.1 million and Euro 269.9 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first nine months of 2010 amounted to Euro 0.76, compared to Euro 0.59 in the same period in 2009. Diluted earnings per share in the first nine months of 2010 amounted to Euro 0.75, compared to Euro 0.59 in the same period in 2009.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of September 30,
	2010	2009

Weighted average shares outstanding—basic	458,544,153	457,108,193
Effect of dilutive stock options	1,705,020	553,594
Weighted average shares outstanding—dilutive	460,249,173	457,661,787
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,169,622	18,740,444

29. DIVIDENDS

        In May 2010, the Company distributed an aggregate of Euro 160.6 million in dividends to its stockholders equal to Euro 0.35 per ordinary share. No dividends were distributed in the first nine months of 2009. In November 2009, the Company distributed an aggregate amount of Euro 100.8 million in dividends to its stockholders equal to Euro 0.22 per ordinary share.

30. STOCK OPTIONS AND INCENTIVE PLANS

        At the Stockholders' Meeting of Luxottica Group S.p.A. on May 13, 2008 the Group's stockholders approved a performance share plan (the "Performance Share Plan 2008" or "2008 PSP"). The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contributions to the Group's success on a medium- to long-term basis.

        The beneficiaries of the 2008 PSP will be granted the right to receive ordinary shares ("Units"), without consideration, at the end of the three-year vesting period, subject to achievement of certain EPS targets determined by the Board of Directors. On April 29, 2010, the third grant of the 2008 PSP, approved by the Board of Directors, granted a total of 865,000 units.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of SEPTEMBER 30, 2010
(UNAUDITED)

30. STOCK OPTIONS AND INCENTIVE PLANS (Continued)

        The Units' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 21.17
Expected option life	3 years
Dividend yield	1.75 percent

        On April 29, 2010, the Board of Directors awarded a total of 1,924,500 stock options to the employees of the Company and its subsidiaries. The stock options were awarded under the Stock Option Plan approved by the Company's stockholders at a meeting on June 14, 2006.

        The stock options' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 21.17
Expected option life	5.48 years
Dividend yield	1.75 percent

31. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 42.5 percent and 41.5 percent of our net sales in the first nine months of 2010 and 2009, respectively.

32. SUBSEQUENT EVENTS

        Please see note 5—"Subsequent Events" in the Management Report on the Interim Financial Results as of September 30, 2010 (unaudited) for a description of events that have occurred after September 30, 2010.

******************************************************

Milan, October 25, 2010
Luxottica Group S.p.A.
For the Board of Directors

Andrea Guerra
Chief Executive Officer

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average exchange rate as of September 30, 2010	Final exchange rate as of September 30, 2010	Average exchange rate as of September 30, 2009	Final exchange rate as of December 31, 2009

U.S. Dollar	1.3145	1.3600	1.3662	1.4332
Swiss Franc	1.4002	1.3287	1.5104	1.4836
Great Britain Pound	0.8573	0.8600	0.8863	0.8881
Brasilian Real	2.3410	2.3201	2.8346	2.5113
Japanese Yen	117.6606	113.6800	129.5004	133.1600
Canadian Dollar	1.3615	1.4073	1.5936	1.5128
Mexican Peso	16.7086	17.1258	18.6269	18.9223
Swedish Krona	9.6484	9.1421	10.7107	10.2520
Australian Dollar	1.4655	1.4070	1.8234	1.6008
Argentine Peso	5.1370	5.4072	5.0645	5.4619
South African Rand	9.8084	9.5438	11.8792	10.6660
Israeli Shekel	4.9560	4.9605	5.4303	5.4545
Hong Kong Dollar	10.2153	10.5918	10.5899	11.1709
Turkish Lira	1.9989	1.9806	2.1494	2.1547
Norwegian Krona	7.9886	7.9680	8.8421	8.3000
Malaysian Ringgit	4.2793	4.2101	4.8667	4.9326
Thai Baht	42.4568	41.4420	47.3156	47.9860
Taiwan Dollar	41.9087	42.6260	45.4329	46.1304
South Korean Won	1,529.4576	1,550.6500	1,789.0583	1,666.9700
Chinese Renminbi	8.9474	9.1321	9.3341	9.8350
Singapore Dollar	1.8180	1.7942	2.0115	2.0194
New Zealand Dollar	1.8536	1.8436	2.2747	1.9803
United Arab Emirates Dirham	4.8283	5.0129	5.0192	5.2914
Indian Rupee	60.4753	61.2470	66.8338	67.0400
Polish Zloty	4.0043	3.9847	4.3791	4.1045
Ungarian Forint	275.3819	275.7500	283.5414	270.4200
Croatian Kuna	7.2618	7.3058	7.3621	7.3000

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, October 25, 2010
Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - UNITED ARAB EMIRATES

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - SOUTH KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: November 12, 2010	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER